SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

ICx Technologies, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.001 par value

(Title of Class of Securities)

043176106

(CUSIP Number of Class of Securities’ Underlying Common Stock)

Deborah D. Mosier

Chief Financial Officer

ICx Technologies, Inc.

2100 Crystal Drive

Arlington, VA 22202

(703) 678-2111

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Jon Layman, Esq.

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304-1050

(650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$7,695,000	$430

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 2,201,849 shares of common stock of ICx Technologies, Inc. having an aggregate value of approximately $7,695,000 as of July 31, 2009 will be exchanged or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model.
**	The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $55.80 for each $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO relates to an offer by ICx Technologies, Inc., a Delaware corporation (“ICx” or the “Company”), to exchange (the “Exchange Offer”) options to purchase up to an aggregate of 2,201,849 shares of the Company’s common stock, whether vested or unvested, with an exercise price per share greater than the greater of $5.00 or the closing price per share of our common stock on the Nasdaq Global Market on the date on which the New Options (as defined below) are granted (the “Eligible Options”) and that are held by Eligible Holders (as defined below).

These Eligible Options may be exchanged for new options that will be granted under the Company’s 2007 Equity Incentive Plan (the “New Options”) upon the terms and subject to the conditions set forth in the Offer to Exchange Certain Outstanding Options for New Options, dated August 11, 2009 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1)(A), and the Election Form, Instructions Forming Part of the Terms and Conditions of the Offer and the Agreement to Terms of Election, attached hereto as Exhibit (a)(1)(E). These documents, as they may be amended or supplemented from time to time, together constitute the “Disclosure Documents.” An “Eligible Holder” refers to all holders of options to purchase common stock of the Company who are directors, employees or consultants to the Company, and who remain in such capacity through the date on which the New Options are granted.

The information in the Disclosure Documents, including all schedules and annexes to the Disclosure Documents, is incorporated herein by reference to answer the items required in this Schedule TO.

Item 1. Summary Term Sheet.

The information set forth under the caption “Summary Term Sheet” in the Offer to Exchange is incorporated herein by reference.

Item 2. Subject Company Information.

(a)	Name and Address.

ICx Technologies, Inc. is the issuer of the securities subject to the Exchange Offer. The address of the Company’s principal executive office is 2100 Crystal Drive, Arlington, VA 22202, and the telephone number at that address is (703) 678-2111.

(b)	Securities.

The subject class of securities consists of the Eligible Options. The actual number of shares of common stock subject to the New Options to be issued in the Exchange Offer will depend on the number of shares of common stock subject to the unexercised options tendered by Eligible Holders that are accepted for exchange and cancelled, the exercise price of such cancelled options and the closing price of our shares of common stock as reported on the Nasdaq Global Market on the date prior to and the date when the New Options are granted. The information set forth in the Offer to Exchange under the captions “Summary Term Sheet,” “Risks of Participating in the Offer,” and the sections under the caption “The Offer” titled “Number of options; expiration date,” “Acceptance of options for exchange and issuance of new options,” and “Source and amount of consideration; terms of new options” is incorporated herein by reference.

(c)	Trading Market and Price.

The information set forth in the Offer to Exchange under the caption “The Offer—Price range of shares underlying the options” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a)	Name and Address.

The filing person is the issuer. The information set forth under Item  2(a) above and on Schedule A to the Offer to Exchange is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a)	Material Terms.

The information set forth in the Offer to Exchange under the caption “Summary Term Sheet” and the sections under the caption “The Offer” titled “Eligibility,” “Number of options; expiration date,” “Purpose of the offer,” “Procedures for electing to exchange options,” “Withdrawal rights and change of election,” “Acceptance of options for exchange and issuance of new options,” “Conditions of the offer,” “Price range of shares underlying the options,” “Source and amount of consideration; terms of new options,” “Status of options acquired by us in the offer; accounting consequences of the offer,” “Legal matters; regulatory approvals,” “Material U.S. federal income tax consequences,” “Material non-U.S. income tax consequences and certain other non-U.S. considerations,” “Extension of offer; termination; amendment” and Schedule C attached to the Offer to Exchange is incorporated herein by reference.

(b)	Purchases.

The information set forth in the Offer to Exchange under the caption “The Offer—Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Arrangements.

(e)	Agreements Involving the Subject Company’s Securities.

The information set forth in the Offer to Exchange under the caption “The Offer—Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference. The Company’s 2007 Equity Incentive Plan and the related Forms of Stock Option Award Agreements attached hereto as Exhibits (d)(1), (d)(2) and (d)(3) are incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a)	Purposes.

The information set forth in the Offer to Exchange under the captions “Summary Term Sheet” and “The Offer—Purpose of the offer” is incorporated herein by reference.

(b)	Use of Securities Acquired.

The information set forth in the Offer to Exchange under the captions “The Offer—Acceptance of options for exchange and issuance of new options” and “The Offer—Status of options acquired by us in the offer; accounting consequences of the offer” is incorporated herein by reference.

(c)	Plans.

The information set forth in the Offer to Exchange under the caption “The Offer—Purpose of the offer” is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a)	Source of Funds.

The information set forth in the Offer to Exchange under the caption “The Offer—Source and amount of consideration; terms of new options” is incorporated herein by reference.

(b)	Conditions.

The information set forth in the Offer to Exchange under the caption “Conditions of the offer,” is incorporated herein by reference.

(d)	Borrowed Funds.

Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a)	Securities Ownership.

The information set forth in the Offer to Exchange under the caption “The Offer—Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.

(b)	Securities Transactions.

The information set forth in the Offer to Exchange under the caption “The Offer—Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.

Item 9. Person/Assets, Retained, Employed, Compensated or Used.

(a)	Solicitations or Recommendations.

Not applicable.

Item 10. Financial Statements.

(a)	Financial Information.

The information set forth in Schedule B to the Offer to Exchange and in the Offer to Exchange under the captions “The Offer—Financial Statements” and “The Offer—Additional Information” is incorporated herein by reference. The Company’s Annual Report on Form 10-K and the Quarterly Reports on Form 10-Q can also be accessed electronically on the Securities and Exchange Commission’s website at http://www.sec.gov.

(b)	Pro Forma Information.

Not applicable.

Item 11. Additional Information.

(a)	Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the Offer to Exchange under the captions “The Offer—Interests of directors and executive officers; transactions and arrangements concerning the options” and “The Offer—Legal matters; regulatory approvals” is incorporated herein by reference.

(b)	Other Material Information.

Not applicable.

Item 12. Exhibits.

Exhibit Number	Description
(a)(1)(A)	Offer to Exchange Certain Outstanding Options for New Options, dated August 11, 2009.

(a)(1)(B)	Letter to all Eligible Holders from Colin Cumming dated August 11, 2009.

(a)(1)(C)	Form of E-mail Announcement of Offer to Exchange.

(a)(1)(D)	Form of Option Summary.

(a)(1)(E)	Election Form, Instructions Forming Part of the Terms and Conditions of the Offer and the Agreement to Terms of Election.

(a)(1)(F)	Confirmation of Receipt of Election Form.

(a)(1)(G)	Form of Reminder.

(a)(1)(H)	Form of E-mail Notification of Exchange Ratio Determination.

(a)(1)(I)	Offer Period Expiration Notice.

(a)(1)(J)	Form of Calculator.

(a)(1)(K)	Canadian Disclosure Memorandum.

(b)	Not applicable.

(d)(1)	The ICx Technologies, Inc. 2007 Equity Incentive Plan, incorporated herein by reference to Exhibit 10.3 to the Company’s registration statement on Form S-1, filed with the SEC on August 6, 2007.

(d)(2)	Form of Stock Option Award Agreement under the 2007 Equity Incentive Plan.

(d)(3)	Form of Stock Option Award Agreement (For Participants Outside the U.S.) under the 2007 Equity Incentive Plan.

(g)	Not applicable.

(h)	Not applicable.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

ICX TECHNOLOGIES, INC.

/s/ Deborah D. Mosier
Deborah D. Mosier Chief Financial Officer

Date: August 11, 2009

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)	Offer to Exchange Certain Outstanding Options for New Options, dated August 11, 2009.

(a)(1)(B)	Letter to all Eligible Holders from Colin Cumming dated August 11, 2009.

(a)(1)(C)	Form of E-mail Announcement of Offer to Exchange.

(a)(1)(D)	Form of Option Summary.

(a)(1)(E)	Election Form, Instructions Forming Part of the Terms and Conditions of the Offer and the Agreement to Terms of Election.

(a)(1)(F)	Confirmation of Receipt of Election Form.

(a)(1)(G)	Form of Reminder.

(a)(1)(H)	Form of E-mail Notification of Exchange Ratio Determination.

(a)(1)(I)	Offer Period Expiration Notice.

(a)(1)(J)	Form of Calculator.

(a)(1)(K)	Canadian Disclosure Memorandum.

(b)	Not applicable.

(d)(1)	The ICx Technologies, Inc. 2007 Equity Incentive Plan, incorporated herein by reference to Exhibit 10.3 to the Company’s registration statement on Form S-1, filed with the SEC on August 6, 2007.

(d)(2)	Form of Stock Option Award Agreement under the 2007 Equity Incentive Plan.

(d)(3)	Form of Stock Option Award Agreement (For Participants Outside the U.S.) under the 2007 Equity Incentive Plan.

(g)	Not applicable.

(h)	Not applicable.